Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Deverra Therapeutics, Inc.
1600 Fairview Ave E STE 300
Seattle, WA 98102
https://www.deverratx.com/

Up to $1,234,999.81 in Common Stock at $2.09
Minimum Target Amount: $14,999.93

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Deverra Therapeutics, Inc.
Address: 1600 Fairview Ave E STE 300, Seattle, WA 98102
State of Incorporation: DE
Date Incorporated: September 11, 2020

Terms:

Equity

Offering Minimum: $14,999.93 | 7,177 shares of Common Stock
Offering Maximum: $1,234,999.81 | 590,909 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.09
Minimum Investment Amount (per investor): $499.51

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 10% Bonus Shares

As you are a current investor in Deverra Therapeutics, you are eligible for additional bonus shares.

Time-Based Perk

Early Bronze

Invest $499+ within the first two weeks and receive 2% bonus shares.

Early Silver

Invest $2,500+ within the first two weeks and receive 5% bonus shares.

Early Gold

Invest $5,000+ within the first two weeks and receive 7% bonus shares.

Early Platinum

Invest $10,000+ within the first two weeks and receive 10% bonus shares.

Early Diamond

Invest $25,000+ within the first two weeks and receive 20% bonus shares.

Volume-Based Perks

Tier 1

Invest $5,000+ and receive + 3% bonus shares.

Tier 2

Invest $10,000+ and receive 5% bonus shares.

Tier 3

Invest $25,000+ and receive 10% bonus shares.

Tier 4

Invest $50,000+ and receive 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Deverra Therapeutics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.09 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $209. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus Deverra Therapeutics, Inc. and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Deverra Therapeutics, Inc. aims to make remission a reality for all patients by revolutionizing the way cell therapies are developed and delivered, with therapies that are immediately available to patients with no matching required, safe, and cost-effective. Based on over two decades of bench-to-bedside research out of Drs. Bernstein and Delaney's labs at the world-renowned Fred Hutch Cancer Center, Deverra boasts a deep product pipeline including multiple off-the-shelf immune cell therapies under various stages of development, from preclinical to late clinical phase. These cell therapy products cover many potential indications, including leukemias and other blood cancers, solid tumors, and autoimmune and infectious diseases. Supported by numerous patented technologies and $20+ million in current funding, we believe Deverra is the leader in developing potent, safe, and accessible life-saving cellular therapy treatments.

Deverra's mission is to ensure that no patient with cancer or other life-threatening diseases is left untreated due to requirements for donor matching, complex and high cost of manufacturing or therapy/product availability when it is needed most. Current cellular immunotherapy access is limited by exorbitant costs, complex manufacturing processes, and product failures.

Deverra overcomes these challenges through our simple low-cost manufacturing processes and by delivering immune cell therapies without the requirement for donor-recipient matching. Our therapies are purposefully designed to be used off-the-shelf. In other words, our therapies are fully manufactured and stored ahead of time and available for any future patient as soon as the need arises. This significantly improves clinical access and importantly eliminates the waiting time associated with most other immune cell therapies that are made to order and typically take weeks to deliver. This wait time or delay is a time that a patient with a life-threatening disease does not have.

According to our research, Dr. Delaney's group was the first to bring universal, off-the-shelf immune cell therapies to the clinic. Deverra is the only company with FDA approval and patented technologies for pooled donor manufacturing, streamlining scalability, and reducing costs. With real world data coming from 7 clinical trials and over 300 infusions of dilanubicel alone, we believe Deverra is poised to change how immune cell therapies are generated and delivered to patients in need. Deverra's late-stage clinical product, dilanubicel, for patients with acute myeloid leukemia (AML), is a great example of this. In Deverra's recent phase 2 global trial, patients who received dilanubicel with initial treatment demonstrated a remarkable 95% improvement in remission rates compared to patients receiving chemotherapy alone, the current standard of care. Now, with only one trial to go before potential FDA approval, we believe this off-the-shelf cell therapy marks a potential paradigm shift in the first-line treatment of this aggressive leukemia.

Deverra's dynamic business model is centered around our versatile cell generation factory, a well-established manufacturing process for efficiently generating multiple distinct blood and immune cell types for clinical use. By using healthy and robust blood stem cells from pooled FDA-regulated cord blood units at the start of our manufacturing process, we have achieved consistent manufacturing, ultimate scalability, and significant cost reductions, which remain significant barriers faced by most cell therapy companies. In addition to working toward the approval of our therapies, our business strategy includes out-licensing and co-development partnerships to ensure our manufacturing technology is used to generate life-saving therapies to reach as many patients as possible.

Intellectual Property

Deverra has an exclusive worldwide license from the Fred Hutch Cancer Center (the "Hutch") to our core intellectual property which was originally developed at the Hutch by our scientific founder, Dr. Colleen Delaney. Deverra has full rights to this IP and the ability to license/sub-license or assign any part or all of this IP to potential partners or for acquisition of the technology. The terms of this License provide that Deverra pay the Hutch 3 percent of net sales of our lead product, Dilanubicel, up to 150mm in annual net sales, 4 percent of net sales between 150mm and 250mm in annual sales, and 5 percent above 250mm in net annual sales. additional, we are required to pay $30k annualy. In addition to this core IP portfolio, Deverra has full ownership of additional new IP that has been generated by work done at Deverra. The company has completed one license/sublicensing deal with Coeptis Therapeutics. In this agreement, Deverra's two phase 1 clinical trials/programs utilizing our unmodified NK cell therapy (DVX201) were out-licensed with a filed of use limited to the use of DVX201 in specific indications covered in the clinical trials (viral infections and relapsed/refractory AML, high risk MDS). In addition, a limited field of use sublicense was included to allow use of Deverra's cell manufacturing platform to generate NK cells specifically for modification with Coeptis' owned engineering methods. For sake of clarity and avoidance of doubt, Deverra retains full control of all IP for future clinical product development, potential strategic partnerships and/or M&A opportunities.

Corporate History

Deverra Therapeutics, Inc. was initially organized as IMMUNI-T, Inc., a Minnesota Corporation formed on 10/09/2019. IMMUNI-T, Inc. then converted to Deverra Therapeutics, Inc., a Minnesota Corporation on 02/10/2020. Deverra Therapeutics, Inc. converted to a Delaware Corporation on 09/11/2020.

Competitors and Industry

Industry

Deverra has its sights set on transforming the oncology space as a leading immune cell therapy company. Having secured approximately $17 million in a mix of private equity and strategic investments and up to $3.4 million in non-dilutive funding via grants, as well as a recent out-licensing deal with Coeptis Therapeutics, a publicly traded company, we believe Deverra is poised for continued success. The company's shareholder base includes prominent venture capital firms and its assets include multiple cell therapy products ranging from early to late-stage therapies. Dilanubicel, our late-stage asset, has already been evaluated in a phase 2 trial and is now pending the final clinical trial for dilanubicel before potential FDA approval.

Competitors

Deverra is unique in that we are a company with a stem cell expansion and directed cell differentiation platform resulting in a deep clinical pipeline of multiple distinct cell types and cell therapy products. These distinct cell types are all derived from a single stem cell expansion platform. In other words, we are not a one cell type company, but rather a company that uses a single platform to generate multiple distinct cell types.

According to our research, our lead clinical asset, dilanubicel, is the only cell therapy product being used in the upfront (first line or initial) treatment of patients with newly diagnosed acute myeloid leukemia (AML) to improve the rates of remission achieved with initial therapy. There are no other companies that have a therapy like this as all other recently approved therapies for AML are chemotherapy or targeted chemotherapy approaches. Dilanubicel is a cell therapy. This cell therapy has already been evaluated in a global phase 2 randomized controlled trial with demonstrated safety and preliminary efficacy of improving initial complete remission rates in subjects with newly diagnosed AML. The planned next trial will be a phase 2/3 trial with the goal of obtaining FDA approval based on the results.

Deverra's pipeline also includes the generation of immune effector cells, specifically NK and myeloid cells for clinical application as adoptive immunotherapy approaches. There are a number of competitors in the NK cell space including FATE, Artiva, Cytoimmune, Century, NKarta, Shoreline Biosciences, Indapta and Glycostem among others and Carisma and Myeloid Therapeutics in the myeloid cell space, however no other company uses a pooled donor manufacturing approach to generate these cell types. All other companies use a single donor manufacturing approach, either from autologous or allogeneic cell sources as the starting material. This approach is limited by sourcing difficulties, inability to scale manufacturing with high cost of goods, extreme donor to donor variability in manufacturing, and limitations in multidosing strategies if using allogeneic single donor derived products.

Deverra overcomes these known limitations via use of pooled donor manufacturing for the generation of all of our immunotherapy products, that are additionally more accessible as we use them without the need for donor-recipient matching. Deverra starts from cord blood, a readily available and renewable source of allogeneic starting material that is the only regulated source of starting material. While a few other companies use cord blood (Artiva, Cytoimmune, Glycostem) as source material, no other companies use pooled donor manufacturing. Pooled donor manufacturing is highly scalable, significantly reduces the cost of goods and results in highly consistent and reliable manufacturing (minimal lot to lot variability). Furthermore, products derived from pooled donors have the potential of improved in vivo persistence by overcoming the more immediate immune-mediated rejection of single donor derived products that are dosed more than once.

Thus, as compared to other competitors in the space, Deverra has improved the logistics, costs and clinical accessibility to allogeneic cell therapies. Finally, immunotherapy products generated from this platform have already been used clinically in phase 1 and phase 2 trials with no identified safety issues to date.

Current Stage and Roadmap

Current Stage

Deverra Therapeutics is a clinical-stage biotech company located in Seattle, WA focused on developing universal and off-the-shelf (immediately available) immunotherapy products for the treatment of patients with cancer. The company has a proprietary hematopoietic ("blood") stem cell (HSC) expansion (increase in numbers of cells) and differentiation platform technology from the world-renowned Fred Hutch Cancer Center developed by the Scientific Founder and CSO. This technology has a strong intellectual property foundation, built on over 20 years of research that received more than $20 million in government funding. Our approach using a single well-established and clinically proven platform to generate multiple distinct blood and immune cell types from umbilical cord blood stem cells is like "bone marrow in a dish". In other words, this one platform starts from blood-forming stem cells, the same as those found in the bone marrow, and is used to generate multiple distinct blood and immune cells, mimicking what happens in the human bone marrow. We are the only company to successfully develop a pooled donor approach to overcome many of the current known limitations of allogeneic cell therapies, delivering "first-in-class" clinical products that are scalable, cost-effective, and easy to deliver which are all critical in getting therapies to patients in need. Importantly, this pooled donor manufacturing process has been reviewed and approved by the FDA.

Deverra has a late-stage clinical stem and progenitor cell therapy asset (dilanubicel) that has already been investigated in a multi-center global randomized controlled phase 2 trial in patients with newly diagnosed leukemia, and cancer that has a 5-year survival rate of< 30%. Importantly, patients who received this product as part of their initial treatment with chemotherapy showed a 95% improvement in remission rates compared with standard of care. Achieving remission after initial treatment is critical to survival and improved quality of life. The product, a cryopreserved product that is available on demand and is easily delivered as an IV infusion over minutes at the bedside, was well tolerated. The next step is to test this in a pivotal trial for FDA approval. There is no other cell therapy being used in upfront leukemia treatment and if successful, this product would be paradigm-shifting in the treatment of this particular leukemia (AML).

In addition to dilanubicel, Deverra also has several programs in the pre-clinical and IND-enabling stage, which include engineered NK cells and monocyte/macrophages to target both solid and liquid tumors in multiple different cancers. We have a deep pipeline related to our "bone marrow in a dish" platform and our universal donor approach.

Future Roadmap

With short-term milestones focused on the pivotal trial for our late-stage asset, Dilanubicel, investors have the opportunity to be part of a potential paradigm shift in acute leukemia treatment and in making cellular immunotherapies more clinically accessible and cost-effective, hurdles not yet achieved in this space.

The Team

Officers and Directors

Name: Michael Yurkowsky

Michael Yurkowsky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, and Chairman
  Dates of Service: October, 2019 - Present
  Responsibilities: Michael is responsible for general corporate development and responsible for capital raising activities. Michael currently receives salary compensation of $90,000 for this role. Michael spends about 75% of his time and 40 hours per week with the Company.

Other business experience in the past three years:

- Employer: Innoveren Scientific
  Title: CEO
  Dates of Service: December, 2021 - Present
  Responsibilities: Managing the direction of the company from a business development perspective to include capital raising activities and managing day to day operations.

Other business experience in the past three years:

- Employer: Innoveren Scientific
  Title: Board Member
  Dates of Service: September, 2018 - Present
  Responsibilities: Help facilitate business development and provide the comapny with strategic guidance

Name: Colleen Delaney

Colleen Delaney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Scientific Founder and Chief Scientific Officer, EVP of R&D, Director
  Dates of Service: February, 2020 - Present
  Responsibilities: Colleen is the Scientific Founder and CSO of the company. Colleen is also an MD and has been CMO in the past. Colleen oversees all R&D as well as clinical development and regulatory work. Colleen currently receives a salary compensation of $60,000 for this role.

Other business experience in the past three years:

- Employer: University of WA Seattle Children's Hospital
  Title: Attending Physician, Stem Cell Transplant Service
  Dates of Service: January, 2020 - Present
  Responsibilities: Colleen is an attending physician on the stem cell transplant service (inpatient) for 6 weeks each year.

Other business experience in the past three years:

- Employer: Coeptis Therapeutics
  Title: CSO/CMO
  Dates of Service: September, 2023 - Present
  Responsibilities: Colleen is responsible for R&D oversight and oversight of phase 1 clinical trial management.

Name: Andrew Albert Kucharchuk

Andrew Albert Kucharchuk's current primary role is with Theralink Technologies, Inc. Andrew Albert Kucharchuk currently services 20 to 30 hrs a week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Interim Chief Financial Officer
  Dates of Service: February, 2023 - Present
  Responsibilities: Andrew provides financial information to potential investors. Andrew currently receives salary compensation of $150,000 for this role.

Other business experience in the past three years:

- Employer: Theralink Technologies, Inc
  Title: Chief Financial Officer
  Dates of Service: May, 2023 - Present
  Responsibilities: Oversee all financial aspects of publicly traded biotech Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business

plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an FDA approved product or that the product may never be used to engage to treat patients. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our allogeneic universal donor cellular immunotherapies technology. Delays or cost overruns in the development of our allogeneic universal donor cellular immunotherapies technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that allogeneic universal donor cellular immunotherapy technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial

condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that

could harm the Company's reputation, business, financial condition, and operating results.

Possible need to Raise more capital.
We may not have enough capital as needed and may be required to raise more capital.

Litigation
The company has one pending lawsuit which we expect to be dismissed. The plaintiff has filed for bankruptcy since filing the lawsuit.

The Company has an interim CFO and will be searching for a full-time CFO in the near future
As of Feb 1, 2024, the CFO of the Company stepped down for personal reasons and no longer is affiliated with the Company. The CFO was replaced on an interim basis by Andrew "Al" Kucharchuk. The Company intends to do a full search after this capital raise which will include the possibility of Al as the full-time CFO going forward. The Company expects the search for a full-time CFO to take about 3 to 4 months.

Limited operations
We have a limited operating history and do not have any products approved for sale. We have incurred significant losses since our inception and we expect to continue to incur significant losses for the foreseeable future. We have never generated revenue from product sales and may never achieve or maintain profitability.

The company requires additional capital
We will require additional capital, which, if available, may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our product candidates.

Uncertainty of clinical trials
Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be delayed, made more difficult or rendered impossible by multiple factors outside our control. Our preclinical pipeline programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all. If any of our product candidates, or any competing product candidates, demonstrate relevant, serious adverse events, we may be required to halt or delay further clinical development.

Uncertainty of Company or third-party operations
Our business and the business or operations of our research partners and other third parties with whom we conduct business have been and could continue to be adversely affected by the effects of health epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have business operations.

The Chief Executive Officer currently splits his time between working for Deverra Therapeutics and another company
The CEO of Deverra Therapeutics, Inc. (Michael Yurkowsky) currently splits his time evenly between between being CEO for Innovren Scientific and Deverra. Innovren Scientific has a management team of 3 people that handle operational responsibilities that allow Michael to focus on Deverra. Although Michael spends 75% of his time working at Deverra (40 hours per week) there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Ongoing Litigation
We are currently involved in litigation with Sorrento Therapeutics, Inc. ("Sorrento"). On August 24, 2021, we entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with Sorrento, pursuant to which we agreed to sell shares of our common stock to Sorrento in exchange for cash and the cancellation of various loans previously made to us by Sorrento. In addition, on December 7, 2021, Sorrento loaned us an additional $1,000,000 evidenced by a Promissory Note executed by us and made payable to Sorrento (the "Promissory Note"). On August 17, 2022, Sorrento filed suit against us in the Superior Court of the State of California asserting claims for: (i) breach of contract on the Purchase Agreement, both for failure to pay a $50,000 expense reimbursement, and for failure to provide full and accurate information about us; (ii) breach of contract on the Promissory Note; (iii) breach of the implied covenant of good faith and fair dealing on both the Purchase Agreement and the Promissory Note; (iv) fraud in the inducement; (v) negligent misrepresentation; (vi) unjust enrichment; (vii) promissory estoppel on the $50,000 expense reimbursement and the Promissory Note; and (viii) money had and received. We filed a demurrer and motion to strike on November 1, 2022, requesting the court to sustain our demurrer or strike certain of Sorrento's claims. On February 13, 2023, Sorrento filed a Chapter 11 voluntary petition for bankruptcy in the United States Bankruptcy Court for the Southern District of Texas, which effectively stayed Sorrento's lawsuit against us. We can provide no guarantees or assurances that we will prevail or be able to settle this lawsuit on favorable terms, if at all. This lawsuit and future litigation, including any shareholder litigation or governmental or regulatory investigation, could have a material adverse effect on our business, results of operations, financial condition, reputation and cash flows, as well as on the value of our common stock.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sorrento	5,461,289	Common Stock	19.64%
Dr. Colleen Delaney	6,400,000	Common Stock	27.3%

The Company's Securities

The Company has authorized Common Stock, 8% Convertible Note, and Leonite Secured Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 590,909 of Common Stock.

Common Stock

The amount of security authorized is 75,000,000 with a total of 28,630,301 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

The amount outstanding includes 5,249,000 shares to be issued pursuant to outstanding stock options.

The amount outstanding includes 166,000 shares to be issued pursuant to outstanding warrants.

The amount outstanding includes 783,324 shares to be issued pursuant to outstanding convertible notes. Amount calculated as of 3/12/2024.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

8% Convertible Note

The security will convert into Common stock and the terms of the 8% Convertible Note are outlined below:

Amount outstanding: $1,211,719.00
Maturity Date: December 28, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $75,000,000.00
Conversion Trigger: Sale of Preferred or Common Stock Material Rights

Material Rights

Interest calculated as of 3/12/2024. The Company anticipates that these notes will convert in connection with this Crowdfunding raise. These amounts have been included in the amount outstanding of the Common Stock.

Issued: March - December 2022

Maturity: Various - all notes are currently in default

Conversion Trigger: Sale of Preferred or Common Stock Material Rights

Discount Rate: conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Equity Financing multiplied by 0.80, and (ii) the price equal to (A) $75,000,000 divided by (B) the number of shares of the Company's common stock outstanding (calculated on a fully-diluted basis assuming full exercise of all outstanding options and warrants to purchase capital stock of the Company and full conversion of all securities convertible into common stock) immediately prior to the conversion, and excluding the shares reserved or authorized for issuance under the Company's then-existing stock option plans, if any.

Leonite Secured Convertible Promissory Note

The security will convert into Common stock and the terms of the Leonite Secured Convertible Promissory Note are outlined below:

Amount outstanding: $495,296.90
Maturity Date: September 08, 2024
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Transaction involving an acquisition, merger, or public offering scenario.

Material Rights

Dollar amount outstanding calculated as of 3/22/2024. These convertible notes are not included in the amount outstanding of Common Stock as they only convert in the even of an acquisition, merger, or public offering.

10% Secured Promissory Note

The security will convert into Common stock and the terms of the 10% Secured Convertible Note are outlined below:
Amount outstanding: $1,060,875.00

Issued - 9/8/2023

Maturity Date: Various- 9/8/2024

Interest Rate: 10.0% default rate is 15%

Discount Rate: Conversion Trigger: Transaction involving an acquisition, merger, or public offering scenario. 80% of the listing price.

Material Rights Interest Rate: 10%+10% OID.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock (Founders Shares)
  Type of security sold: Equity
  Final amount sold: $1,000.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Operating Expenses
  Date: April 07, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $4,335,130.00
  Number of Securities Sold: 3,562,252
  Use of proceeds: Operating Expenses
  Date: August 24, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000,000.00
  Number of Securities Sold: 5,461,289
  Use of proceeds: Operating Expenses
  Date: August 24, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $1,085,000.00
  Use of proceeds: Operating Expenses
  Date: December 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $575,000.00
  Use of proceeds: Operations and advancement of Technology
  Date: January 15, 2020
  Offering exemption relied upon: 506(b)

- Type of security sold: Grant
  Final amount sold: $3,400,000.00
  Use of proceeds: R&D
  Date: July 01, 2023
  Offering exemption relied upon: Research grant

- Type of security sold: Debt
  Final amount sold: $2,205,500.00
  Use of proceeds: Operations and R&D
  Date: March 22, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company can operate for 20 months without revenue generation.

Foreseeable major expenses based on projections:

Human Resources, Laboratory space, Laboratory Supplies.

Future operational challenges:

Having the capital available to bring on key personnel to the company.

Future challenges related to capital resources:

Being able to raise enough capital to fund clinical operations.

Future milestones and events:

Clinical trial initiation, dosing of first patient and the clinical data read out.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has capital resources available in the form of $3OOK cash on hand and a management services agreement with another company for $150K/month.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our growth and provide flexibility to do more and grow the platform/other assets in the clinic. That being said, the Company can continue to operate day to day operations without this capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. If the Company raises the maximum, 80 percent of tits cash will be from the crowdfunding raise.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 20 months. This is based on a monthly burn rate of $150,000, the Company's current management services agreement, and $3.4M of grants which will provide capital to the company for roughly 30 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on the company's current burn rate of $30K/month + management services agreement and $3M of grants which will provide capital to the company for roughly 30 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including. If the Company were in the need of capital outside of this Reg CF offering, the Company can go to it's existing shareholder base, apply for additional grants, and develop relationships to leverage the platform.

Indebtedness

- Creditor: Various Investors Promissory notes
  Amount Owed: $2,205,500.00
  Interest Rate: 10.0%

- Creditor: Convertible notes Various investors
  Amount Owed: $1,211,719.00
  Interest Rate: 8.0%
  Amount of interest outstanding calculated as of 3/12/2024. See 8% Convertible note entry in Company Securities.

- Creditor: Leonite
  Amount Owed: $495,296.90
  Interest Rate: 10.0%
  Maturity Date: September 08, 2025
  See material terms in Leonite Secured Convertible Promissory Note entry in Company Securities.

Related Party Transactions

- Name of Entity: Michael Yurkowsky
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Debt transaction and Convertible debt. YPH holds $50,423 in convertible debt as well as Promissory notes in the amount of $57,998.00
  Material Terms: In 2022, the Company received loans from Michael Yurkowsky through various promissory notes and convertible notes. These loans bear interest at interest rates ranging from 8% to 10% per annum payable at the demand of the holder. 15 percent note and convertible at 20 per discount to the next fianncing round

- Name of Entity: Sorrento Therapeutics, Inc.
  Names of 20% owners: Sorrento Therapeutics, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Noteholder
  Material Terms: Standard Promissory note.

- Name of Entity: Colleen Delnaey
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Convertible Note
  Material Terms: 8% Convertible note Convertible into stock at 20 per discount to next round of financing. Balance outstanding $56,828 as of 3-18

Valuation

Pre-Money Valuation: $59,837,329.09

Valuation Details:

This valuation was calculated internally by the Company without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preferred Stock outstanding. In making this calculation, we have assumed:

(i) all convertible securities whose conversion to equity is triggered by a securities offering are converted into common stock;

(ii) all outstanding options and warrants are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account certain convertible securities currently outstanding. The Company currently has $$495,296.90 in Secured Convertible Promissory notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.93 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.81, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Clinical Development
  93.5%
  Hire additional employees for Research & Clinical Development purposes and initiate clinical trial startup activities

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.deverratx.com/ (https://www.deverratx.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/deverratherapeutics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Deverra Therapeutics, Inc.

[See attached]

Deverra Therapeutics, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Deverra Therapeutics, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Emphasis of Other Matter Regarding Acquisition Accounting

The Company acquired Nohla Therapeutics and assumed its assets and liabilities in 2020. At the time of acquisition, a fair value assessment of the acquired net assets was not performed to record the acquisition journal entries. The Company, however, recorded a placeholding journal entry valuing the net assets at $2.172M. The Company anticipates that the fair value assessment will be completed during Q1 of 2024 and will update its financial records accordingly.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 11, 2024

DEVERRA THERAPEUTICS, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets:		
Cash	78,636	1,795,952
Prepaid Expenses	222,944	234,694
Other Current Assets	25,450	25,000
Total Current Assets	327,030	2,055,646
Non-Current Assets:		
Fixed Assets	645,059	1,264,030
Right of Use Assets	926,203	1,469,222
Other Noncurrent Assets	2,946,957	2,946,957
Total Non-Current Assets	4,518,219	5,680,209
TOTAL ASSETS	4,845,249	7,735,855
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	1,971,084	559,028
Payroll Liabilities	844,091	263
Accrued Expenses	711,528	447,010
Loans Payable	2,029,988	1,006,667
Convertible Notes Payable	1,028,456	-
Shareholder Loan	149,332	-
Current Portion of Lease Liabilities	669,536	543,018
Other Liabilities	44,093	128,488
Total Current Liabilities	7,448,108	2,684,474
Non-Current Liabilities:		
Lease Liabilities	256,667	926,203
Total Non-Current Liabilities	256,667	926,203
TOTAL LIABILITIES	7,704,775	3,610,677
EQUITY		
Common Stock	22,402	22,402
Treasury Stock	(500,945)	(500,945)
Additional Paid in Capital	16,964,061	17,049,061

Accumulated Deficit	(19,345,044)	(12,445,340)
TOTAL EQUITY	(2,859,526)	4,125,178
TOTAL LIABILITIES AND EQUITY	4,845,249	7,735,855

DEVERRA THERAPEUTICS, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2022	**2021**
Expenses:		
Payroll Expenses	2,335,214	3,573,174
Rent and Lease	932,921	575,092
Officer Compensation	815,600	418,918
Depreciation	667,404	722,038
Professional fees	633,854	948,103
General and Administrative	428,623	315,078
Research and Development	319,483	559,734
Clinical Expenses	293,423	127,512
Manufacturing Expenses	158,647	824,388
Director Fees	93,669	535,622
Total Expenses	***6,678,838***	***8,599,659***
Operating Income (Loss)	**(6,678,838)**	**(8,599,659)**
Other Income (Expenses):		
Interest Expense	(221,109)	(611,429)
Interest Income	243	-
Gain on Debt Extinguishment	-	163,765
Gain on Sale of Fixed Assets	-	11,820
Total Other Income (Expenses)	***(220,866)***	***(435,844)***
Net Income (Loss)	**(6,899,704)**	**(9,035,503)**

DEVERRA THERAPEUTICS, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(6,899,704)	(9,035,503)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	667,404	722,038
Interest Expense	221,109	611,429
Stock compensation	-	1,960,206
Gain on Debt Extinguishment	-	(163,765)
Gain on Sale of Fixed Asset	-	(11,820)
Accounts Payable	1,412,056	(77,261)
Payroll Liabilities	843,828	263
Accrued Expenses	264,518	447,010
Other Liabilities	(84,394)	87,631
Prepaid Expenses	11,299	(218,999)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,335,820	3,356,732
Net Cash used in Operating Activities	**(3,563,884)**	**(5,678,771)**
INVESTING ACTIVITIES		
Purchase of Fixed Assets	(48,432)	(145,051)
Proceeds from Sale of Fixed Assets	-	37,000
Net Cash used in Investing Activities	**(48,432)**	**(108,051)**
FINANCING ACTIVITIES		
Issuance of Common Stock	-	4,102,917
Issuance Cost of Common Stock	(85,000)	(25,125)
Issuance of Loans	910,000	6,820,000
Issuance of Convertible Notes	1,085,000	375,000
Principal Payment of Loans	(15,000)	(3,970,000)
Interest Payment on Loans	-	(171,518)
Principal Payment of Convertible Notes	-	(200,000)
Net Cash provided by Financing Activities	**1,895,000**	**6,931,274**

Cash at the beginning of period	1,795,952	651,500
Net Cash increase (decrease) for period	(1,717,316)	1,144,452
Cash at end of period	**78,636**	**1,795,952**

DEVERRA THERAPEUTICS, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Treasury Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/21	10,352,000	10,352	(212,000)	(500,945)	504,963	(3,409,837)	(3,395,467)
Issuance of Common Stock	2,240,722	2,241	-	-	4,100,676	-	4,102,917
Issuance Cost of Common Stock	-	-	-	-	(25,125)	-	(25,125)
Conversion of Convertible Notes	9,808,965	9,809	-	-	10,508,341	-	10,518,150
Vested Stock Warrants and Options	-	-	-	-	1,960,206	-	1,960,206
Net Income (Loss)	-	-	-	-	-	(9,035,503)	(9,035,503)
Ending Balance 12/31/2021	**22,401,687**	**22,402**	**(212,000)**	**(500,945)**	**17,049,061**	**(12,445,340)**	**4,125,178**
Issuance Cost of Common Stock	-	-	-	-	(85,000)	-	(85,000)
Net Income (Loss)	-	-	-	-	-	(6,899,704)	(6,899,704)
Ending Balance 12/31/2022	**22,401,687**	**22,402**	**(212,000)**	**(500,945)**	**16,964,061**	**(19,345,044)**	**(2,859,526)**

Deverra Therapeutics, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Deverra Therapeutics, Inc. ("the Company") was initially organized as IMMUNI-T, Inc., a Minnesota Corporation formed on 10/09/2019. IMMUNI-T, Inc. then converted to Deverra Therapeutics, Inc., a Minnesota Corporation on 02/10/2020. Deverra Therapeutics, Inc. converted to a Delaware Corporation on 09/11/2020. The Company is a clinical stage biotechnology company focused on harnessing proprietary notch ligand technology to standardize stem cell expansion and differentiation into distinct blood and immune effector cell types. The Company is also developing the only universal donor cellular therapy product for first-line AML therapy.

The company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,795,952 and $78,636 in cash as of December 31, 2021 and December 31, 2022, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021 and December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of 12/31/22
Leasehold Improvements	5	983,490	(684,167)	299,323
Furniture and Fixtures	5	162,824	(145,589)	17,235
Scientific Equipment	5	1,596,777	(1,268,278)	328,499
Computer Equipment	3	39,176	(39,176)	-
Computer Software	3	8,224	(8,224)	-
Grant Total	-	**2,790,491**	**(2,145,434)**	**645,057**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Operating Expenses

Operating expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	**Weighted average exercise price**
Total options outstanding, January 1, 2021	-	-
Granted	5,607,000	0.55
Forfeited	(1,100,000)	0.55
Total options outstanding, December 31, 2021	4,507,000	0.55
Granted	182,000	1.47
Forfeited	(70,500)	0.55
Total options outstanding, December 31, 2022	4,618,500	0.56
Total options exercisable, December 31, 2022	4,436,500	0.56

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
2.50	160,000	August 2025
2.50	6,000	October 2025
	166,000	

A summary of the warrant activity for the years ended December 31, 2021 and 2022 is as follows:

	Total Warrants	Weighted average exercise price
Total warrants outstanding, January 1, 2021	-	-
Granted in 2021	166,000	2.50
Total options outstanding, December 31, 2021 and December 31, 2022	166,000	2.50

Income Taxes

The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2022, the Company received loans from its key management employees through various promissory notes and convertible notes. These loans bear interest at interest rates ranging from 8% to 10% per annum payable at the demand of the holder. As of December 31, 2022, the balance of these loans presented under Shareholder Loans aggregated to $149,332, with promissory notes and convertible notes amounting $50,469 and $98,863, respectively.

During the year ended December 31, 2021 and December 31, 2022, the Company paid compensation to its key management personnel amounting to $815,600 and $418,918, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company leases its office space under a 5-year operating lease requiring monthly payments of $101,205. The current lease expires on April 30, 2024. The Company is currently in negotiations with the landlord for a 1-year extension. Future minimum lease payments as of December 31, 2022 are as follows:

Lease Liability Principal Maturities Subsequent to 2022	
Year	Amount
2023	1,214,460
2024	391,104
Thereafter	-

In 2021, the Company was involved in a lawsuit for the receipt of $1,000,000 from one of its shareholders. The amount was received as an advance payment for a $10,000,000 installment on a $30,000,000 equity investment to the Company. The shareholder was unable to fulfill the balance on the installment and filed for bankruptcy. The shareholder then sued the Company for the $1,000,000 advance payment claiming fraud related to the equity contribution. The Company believes that the fraud claim was baseless, since the shareholder's CEO served as CEO and Chairman of the Company after its investment. As of December 31, 2022, the Company does not consider any judgment against it regarding this lawsuit to be probable.

The Company is in compliance with all relevant laws and regulations and does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans Payable - The Company has entered into several promissory note agreements for the purposes of funding operations. The interest on the loans are 10% and included a variable original issue discount per loan. The amounts are to be repaid at the demand of the holder with maturities in 2022 to 2023. The balance of these loans were $1,006,667 and $2,029,988 for the years ending December 31, 2021 and 2022, respectively.

Convertible Notes Payable - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the convertible notes was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2022 to 2023. The notes are convertible into the Company's common stock at a 20% discount at a $75,000,000 valuation, during a change of control or qualified financing event. The balance of these convertible notes were $1,028,456 for the year ending December 31, 2022.

Debt Summary

			For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Principal Amount	Accrued Interest	Current Portion	Non-Current Portion	Principal Amount	Accrued Interest
Loans Payable	10%	On Demand	2,029,988	-	1,908,000	121,988	1,006,667	-	1,000,000	6,667
Convertible Notes Payable	8%	On Demand	1,028,456	-	990,000	38,456	-	-	-	-
Shareholder Loans	8-10%	On Demand	149,332	-	144,500	4,832	-	-	-	-
Total			3,207,776	-	3,042,500	165,276	1,006,667	-	1,000,000	6,667

Debt Principal Maturities Subsequent to 2022	
Year	Amount
2023	3,207,776
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 75,000,000 of common shares with a par value of $0.001 per share. As of December 31, 2022 and 2021, the Company has 22,401,687 issued shares, 22,189,687 outstanding shares and 212,000 treasury shares.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 11, 2024, the date these financial statements were available to be issued.

The Company received two grants from the Andy Hill Cancer Research Endowment on July 13, 2023 in the amount of $1,676,612 each for a total of $3,353,224.

The Company entered into an Asset Purchase Agreement with Coeptis Therapeutics on August 16, 2023. The purchase price included $567,609 in forgiveness of short-term loans and 4,000,000 shares of Coeptis' common stock.

The Company issued a senior secured convertible promissory note in the principal amount of $2,388,889 to Leonite Fund I LP. The Company has reserved 2,050,000 shares of common stock of Coeptis Therapeutics as collateral for the secured convertible promissory note.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF DEVERRA THERAPEUTICS

Seeking Remission For All

Deverra is a clinical-stage biotech company committed to providing universal donor treatments, opening doors for accessible & affordable immune cell therapies for cancer & other life-threatening illnesses.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Deverra
THERAPEUTICS
Seeking Remission For All

$0 Raised

REASONS TO INVEST

- Deverra's pioneering technology aims to reinvent the way immune cell therapies are developed & delivered. Our cell therapies are cost effective, safe & can be readily available – striving to make remission a reality for all patients.
- Dilanubicel, Deverra's lead clinical asset, has shown significantly improved remission rates in a phase 2 leukemia clinical trial with 184 patient infusions. Now, we're just one clinical trial away from potential FDA approval.
- Deverra Therapeutics previously raised $20.4M & is seeking additional funding for a final clinical trial to achieve FDA approval for use of Dilanubicel in the targeted $3.5B+ Global Acute Myeloid Leukemia Market.

Get Equity
$2.09 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$499.51	$59.84M

THE PITCH

Reimagining Cell Therapy


Generating Universal
Immune Cell Therapies for All
Aiming to make remission a reality with globally accessible, safe, and effective cell therapies

Deverra’s mission is to ensure that no patient with cancer or other life-threatening diseases is left untreated due to requirements for donor matching, complex and high cost of manufacturing or therapy/product availability when it is needed most. Deverra is led by renowned oncologist Dr. Colleen Delaney & seasoned finance professional Michael Yurkowsky. Dr. Delaney received her MD from Harvard University and has received numerous prestigious awards, including Washington Life Science Hall of Fame, Seattle Business Journal's Leader in Healthcare, and more recently Life Science Start-Up Awards.

Based on over two decades of bench-to-bedside research out of Drs. Irwin Bernstein and Colleen Delaney’s labs at the world-renowned Fred Hutch Cancer Center, Deverra boasts a deep product pipeline including multiple off-the-shelf immune cell therapies under various stages of development, from preclinical to late clinical phase. These cell therapy products cover many potential indications, including leukemias and other blood cancers, solid tumors, and autoimmune and infectious diseases. Supported by numerous patented technologies (via exclusive worldwide license) and $20+ million raised to date, we believe Deverra is the leader in developing potent, safe, and accessible life-saving cellular therapy treatments.

THE OPPORTUNITY

Shaping the Future of Immune Cell Therapies with Off-the-Shelf Safe & Effective Solutions


We're pioneering the development of cell therapies that are accessible for all patients with no matching required
Multiple immune cell products since 2020
Universal and off-the-shelf since 2010
7 clinical trials & over 300 infusions

At Deverra, we are reimagining how patients living with critical illnesses (such as cancer, autoimmune, and infectious diseases) are treated by providing potentially life-saving immune cell therapy treatment options that are immediately available, safe, and cost-effective. Current immune cell therapy access is limited by exorbitant costs, complex manufacturing processes, and product failures.

Off-The-Shelf Immune Cell Therapies To Target Cancer & Other Critical Diseases Without The Need For Donor Matching


Cord Blood
CD34+ Cells


Notch Ligand Platform
Cell Engineering Opportunities
Stem & Progenitor Cell Expansion
Dilanubicel
Directed Differentiation
Cell Engineering Opportunities
Unmodified NK Cells
Engineered NK Cells
Engineered Myeloid Cells
Many Potential Clinical Indications
• Hematologic Malignancies
• Solid Tumors
• Infectious Diseases
• Autoimmune Diseases
Opportunities for Combinational Cell Therapies

Deverra overcomes these challenges through our simple low-cost manufacturing processes and by delivering immune cell therapies without requirement for donor-recipient matching. Our therapies are purposefully designed to be used off-the-shelf. In other words, our therapies are fully manufactured and stored ahead of time and available for any future patient as soon as the need arises. This significantly improves clinical access and importantly eliminates the waiting time associated with most other immune cell therapies that are made to order and typically take weeks to deliver. This wait time or delay is time that a patient with a life-threatening disease does not have.

According to our research, Dr. Delaney's group was the first to bring universal, off-the-shelf immune cell therapies to the clinic. Deverra is the only company with FDA approval and patented technologies for pooled donor manufacturing, streamlining scalability, and reducing costs. With real-world data coming from 7 clinical trials and over 300 infusions of dilanubicel alone, we believe Deverra is poised to change how immune cell therapies are generated and delivered to patients in need. Deverra's late stage clinical product, dilanubicel, for patients with acute myeloid leukemia (AML), is a great example of this.

Acute Myeloid Leukemia (AML) is an Aggressive Leukemia with only about 1 in 4 over the age of 20 surviving with current therapy *(Source)*


About Acute Myeloid Leukemia (AML)
Acute Myeloid Leukemia (AML) is a complex and difficult to treat blood cancer with poor long-term survival
>50,000 (global) / 20,240 (US) new AML patients per year by 2025
82% are ≥ 60 years are diagnosis

Significant toxicity with intensive chemotherapy limits use in older patients

5-year overall survival for ages 20 and older is < 30%

In Deverra's recent phase 2 global trial, patients who received dilanubicel with initial treatment demonstrated a remarkable 95% improvement in remission rates compared to patients receiving chemotherapy alone, the current standard of care. Now, with only one trial to go before FDA approval, we believe this off-the-shelf cell therapy marks a potential paradigm shift in first line treatment of this aggressive leukemia.

Deverra's dynamic business model is centered around our versatile cell generation factory, a well-established manufacturing process for efficiently generating multiple distinct blood and immune cell types for clinical use. By using healthy and robust blood stem cells from pooled FDA regulated cord blood units at the start of our manufacturing process, we have achieved consistent manufacturing, scalability, and significant cost reductions, which remain significant barriers faced by most cell therapy companies. In addition to working toward approval of our own therapies, our business strategy includes out-licensing and co-development partnerships to ensure our manufacturing technology is used to generate life-saving therapies to reach as many patients as possible.

THE MARKET & OUR TRACTION

Deverra's Leukemia Focus Gains Traction


Dilanubicel
Deverra
THERAPEUTICS
Democratizing AML Treatment
Our late-stage asset, dilanubicel, achieved a 95% improvement in complete remission rates, showcasing the truly transformative impact of our approach.
95%
improvement in complete remission rates

Deverra has its sights set on transforming the Global Cell and Gene Therapy Market, projected to reach $34.3 billion by 2030 as a leading immune cell therapy company (Source). Having secured approximately $17 million in a mix of private equity and strategic investments and $3.4 million in non-dilutive funding, as well as a recent out-licensing deal with a publicly traded company Coeptis Therapeutics, we believe Deverra is poised for continued success and will use the current capital raise to initiate the final clinical trial for dilanubicel prior to potential FDA approval.

Deverra's clinically proven cell expansion and directed cell differentiation manufacturing process is patent protected and addresses critical challenges in the immune cell therapy landscape, potentially offering scalability, cost efficiency, and simplified logistics to enable global clinical accessibility. Deverra's universal immune cell therapy products promise easy adoption in physician-directed standard care treatments, extending our reach beyond elite oncology centers. Our late-stage clinical asset, dilanubicel, has already been extensively tested through phase 2 clinical trials and its use resulted in a 95% improvement in complete remission rates in patients with newly diagnosed leukemia (AML) showcasing the potentially transformative impact of our approach.

1. **Clinical stage company:** According to our research, we are the only company with clinically proven stem cell expansion technology that also serves as starting material for generation of multiple immune effector cells
2. **Pioneers** in the development of universal off-the-shelf cell therapies derived from pooled donors for clinical use **without donor matching requirements**
3. According to our research, **Dilanubicel** is the only cell therapy under development for first line treatment in AML with real world data establishing preliminary safety and efficacy. Pivotal trial and FDA approval are the next steps
4. Straightforward manufacturing is established and well-defined, using **pooled donors as approved by the FDA** resulting in reduced regulatory burden, scalability, low cost of goods and reliable product manufacturing.
5. Diverse pipeline of multiple effector cells allows combination approaches to **enhance efficacy** and **overcome the limitation of current treatment** with CAR-T monotherapy

Deverra's team is led by Dr. Colleen Delaney, an internationally renowned pediatric oncologist and cell therapy expert, and Michael Yurkowsky, a finance professional with 30+ years of experience. Dr. Delaney has published over 75 scientific peer-reviewed articles, 5 book chapters and is an inventor on 12 patents. She also founded and directed the Cord Blood Transplant Program at the Fred Hutch Cancer Center where she held an endowed chair and ran a research laboratory supported by >$20M in government funding. The insights produced by Dr. Delaney's lab provided the foundation for the development of Deverra's cell therapy technology.

Dr. Delaney is the recipient of numerous accolades and awards, including the Seattle Business' Leaders in Health Care Award for Outstanding Medical Research, the Association for Women in Science Award for Scientific Advancement and Leadership in STEM, induction into the Life Sciences Washington Hall of Fame, and more recently two Life Science Start-Up Awards.

WHY INVEST

Seeking To Make Remission A Reality For All


Deverra
THERAPEUTICS
There is a huge unmet need to improve survival for patients with newly diagnosed acute myelogenous leukemia. Dilanubicel has already demonstrated the potential to improve remission rates, a first important step in this effort and confirmation of this benefit would be a game changer for these patients. This is the first of its kind immunotherapy!
Dr. David Rizzieri, MD, CPE
Clinical Professor of Medicine, UNC School of Medicine | Agnes B. and Edward I. Weisiger Endowed Chair for Cancer Research | System Physician Executive | Senior Vice President, Novant Health Cancer Institute

**The above testimonial may not be representative of the opinions or of the experiences of other Deverra advocates and is not a guarantee of future performance or success.*

Join our journey aiming to redefine immune cell therapy and transform the landscape of healthcare. Our short-term milestones are focused on obtaining FDA approval for our late-stage therapeutic, dilanubicel.

In a space with tremendous promise, we believe Deverra stands out with a near-term phase 3 clinical trial, a diverse pipeline, and the capability to generate multiple distinct immune cell therapies.

Invest in Deverra and become a catalyst for transformative change!

I'm beyond incredibly grateful that I received this treatment; I'm sure it saved my life. I received this therapy 12 years ago and my leukemia is cured. Because of this, I have been around to watch my daughters graduate from high school and college and will continue to be here to celebrate life with them!

Gregg Gordon, Patient



**The above testimonial may not be representative of the opinions or of the experiences of other Deverra patients and is not a guarantee of future performance or success.*

ABOUT

HEADQUARTERS
1600 Fairview Ave E STE 300
Seattle, WA 98102

WEBSITE
View Site

Deverra is a clinical-stage biotech company committed to providing universal donor treatments, opening doors for accessible & affordable immune cell therapies for cancer & other life-threatening illnesses.

TEAM

ael Yurkowsk

Michael Yurkowsky
CEO, Director, and Chairman

Michael brings more than 30 years of experience in financial services, initially as a broker with several national broker-dealers and as an investment banker. From 2003 to 2010 Michael founded and managed a hedge fund focused on debt arbitrage. Throughout his career, Michael has served on multiple public and private boards and has been involved in several M&A transactions. Michael currently serves as the CEO of Innoveren Scientific, a public life sciences company focused on regenerative medicine. Michael currently runs his own Family Office, which focuses on making investments in the Life Science industry.



Colleen Delaney
Co-Founder and Chief Scientific Officer, EVP of R&D

Dr. Colleen Delaney is Scientific Founder and Chief Scientific Officer, EVP of R&D at Deverra Therapeutics, a cellular therapy company focused on development of universal donor, off-the-shelf cell therapies for patients with hematologic malignancies and other critical diseases. Dr. Delaney is an Attending Physician on the Stem Cell Transplant/Cell Therapy Service at the University of Washington/Seattle Children's Hospital. In addition, she is an Affiliate and former Professor of the Fred Hutchinson Cancer Center where she was PI of an NIH/government funded laboratory and where she established and became the Director of the Program in Cord Blood Transplant and Cord Blood Research. Dr. Delaney's research interests focus on the development of methods to expand the number of umbilical cord blood stem cells and to then direct these cells to further differentiate into mature blood and immune cells for clinical application. She has more than 20 years of experience in all areas of development of cord blood derived allogeneic cell therapies from bench to bedside, including pre-clinical and IND-enabling research, investigator/sponsor of multiple INDs, regulatory oversight, and clinical trial design and principal investigator of multiple clinical trials. She isan inventor on numerous patents.

Dr. Delaney received her MSc from Oxford University and her MD from Harvard Medical School and is the recipient of numerous awards, including the prestigious Damon Runyon Foundation Award, the Dr. Ali Al-Johani Award in recognition of exemplary clinical medical care and compassion to patients and families, the Seattle Business Journal's Leaders in Health Care Award for Outstanding Medical Research, the Seattle American Women in Science's Award for the Scientific Advancement and Leadership in STEM and she is a 2019 Inductee into the Washington Life Science Hall of Fame.



Andrew "Al" Kucharchuk
Interim Chief Financial Officer

Andrew "Al" Kucharchuk is a finance executive who has served in C-suite positions of multiple microcap companies since 2012. He has a proven ability to increase the overall financial health of a company by reducing costs, improving internal controls and overall efficiency management. Al is proficient in tax and regulatory compliance, budgeting and forecasting, internal controls, auditing, corporate strategy, SEC filings, financial analysis, and equity and debt financing. Currently, he serves as the Chief Financial Officer of Theralink Technologies, Inc as well as the Chief Operating Officer of Adhera Therapeutics, Inc. Mr. Kucharchuk received his bachelor's degree from Louisiana State University and his MBA with a finance concentration from Tulane University.

TERMS

Deverra Therapeutics

Overview

PRICE PER SHARE
$2.09

VALUATION
$59.84M

DEADLINE
Apr. 30, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$499.51

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.81

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
7,177

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
590,909

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 10% Bonus Shares

As you are a current investor in Deverra Therapeutics, you are eligible for additional bonus shares.

Time-Based Perk

Early Bronze

Invest $499+ within the first two weeks and receive 2% bonus shares.

Early Silver

Invest $2,500+ within the first two weeks and receive 5% bonus shares.

Early Gold

Invest $5,000+ within the first two weeks and receive 7% bonus shares.

Early Platinum

Invest $10,000+ within the first two weeks and receive 10% bonus shares.

Early Diamond

Invest $25,000+ within the first two weeks and receive 20% bonus shares.

Volume-Based Perks

Tier 1

Invest $5,000+ and receive + 3% bonus shares.

Tier 2

Invest $10,000+ and receive 5% bonus shares.

Tier 3

Invest $25,000+ and receive 10% bonus shares.

Tier 4

Invest $50,000+ and receive 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Deverra Therapeutics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.09 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $209. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus Deverra Therapeutics, Inc. and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Deverra Therapeutics.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Colleen:

I founded Deverra Therapeutics with the aim of drastically improving the number of people who go into remission and survive cancer.

And after two successful initial trials of one of our proprietary immunotherapy treatments, we believe we've developed a process that can achieve just that.

Immunotherapies are "living drugs," a term used to describe a therapy that uses healthy, alive, and actively functioning cells to fight cancer and other diseases. The cells used to make these therapies can come from the patient's own body, or from a donor. The current approved cell therapies use a patient's own cells that have to be harvested and then engineered. This is complicated, time consuming, and expensive. What's more: a patient often has to wait weeks or months to receive their personalized therapy.

This and other cell-based therapies require genetic matching, which means higher risk, long waiting-times and uncertainty.

Unfortunately, these solutions often cost time that not every patient has.

That's why I'm so excited to be able to say that at Deverra Therapeutics, we have developed a way of producing multiple novel immunotherapies to treat cancer and other life-threatening illnesses that do NOT come from a patient's cells and do NOT require a unique donor-recipient match.

(Sample) Trial Patient Testimonial:

I'm incredibly grateful that I received this treatment; I'm sure it saved my life. I've been in remission since receiving Deverra's treatment, and - now I can live my life.

Colleen:

Our immunotherapy products start from FDA-approved umbilical cord blood cells, the youngest and healthiest source of starting cells to generate our therapies. Then, we use our patented and well established process to generate our immunotherapies.

Our immunotherapies are universal, so there is no genetic matching required. This allows us to produce our immunotherapy drugs and cell therapies affordably and at scale, ready for freezing and global distribution.

That means that anyone who needs it could have immediate access to affordable and potentially lifesaving immunotherapies - no matter their genetic background, financial status, or geographic location.

Among the exciting treatments in development: in a recent clinical trial, the use of Dilanubicel in patients with newly diagnosed acute myeloid leukemia resulted in a 95% improvement in remission rates.

Sample: Dr. David Rizzieri

There is a huge unmet need to improve survival for patients with newly diagnosed acute myelogenous leukemia- Dilanubicel is a novel immune cell therapy that has the potential to help meet that need.

The Deverra process isn't theoretical, it's happening now. Coeptis Therapeutics, a publicly traded company, is already licensing our technology to produce immune cells for targeted immune cell therapies!

And, we've recently received up to $3.4M in government funding to support our ongoing research. With the capital raised here, we aim to start the final clinical trial to receive FDA approval for Dilanubicel, while continuing to develop other universal immune cell therapies.

I believe we're finally realizing a readily available and cost effective, life-saving immune cell therapy for anyone who needs it. With you behind us, we can get there faster, saving lives along the way.

Invest today.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DEVERRA THERAPEUTICS, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF AUGUST, A.D. 2021, AT 10:55 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

3642425 8100
SR# 20213048576

Authentication: 203981780
Date: 08-23-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:55 AM 08/23/2021
FILED 10:55 AM 08/23/2021
SR 20213048576 - File Number 3642425

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DEVERRA THERAPEUTICS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Deverra Therapeutics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Deverra Therapeutics, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 11, 2020, under the same name.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Deverra Therapeutics, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 75,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of Common Stock shall share equally, on a per share basis, in such dividends as may be approved by the Board of Directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefor.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration payable to stockholders in such Deemed Liquidation Event or the available proceeds received by the Corporation for such Deemed Liquidation Event (including any other assets of the Corporation available for distribution to its stockholders), as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.2 Deemed Liquidation Events.

2.2.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Common Stock elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole (including, without limitation, the sale, transfer, or other disposition of the intellectual property material to the business of the Corporation), or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.2.2 Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.2.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Section 2.1.

2.2.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. Voting.

3.1 General. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

3.2 Election of Directors. The holders of record of the shares of Common Stock shall be entitled to elect five (5) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of Common Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of the Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of Common Stock shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship shall be filled only by vote or written consent in lieu of a meeting of the holders of Common Stock or by any remaining director or directors elected by the holders of Common Stock pursuant to this Section 3.2.

4. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, Bylaws, or the Investors' Rights Agreement (as defined below), in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors; provided, however, that, so long as Sorrento Therapeutics, Inc. (the "**Investor**") is entitled to elect two (2) directors (the "**Investor Directors**"), the affirmative vote of both Investor Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Investors' Rights Agreement, dated as of August 24, 2021, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time (the "**Investors' Rights Agreement**"), unless such matters are otherwise approved in writing by the Investor.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) the Investor or any partner, member, director, stockholder, employee, affiliate or agent of the Investor, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Investor will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 23rd day of August, 2021.

DocuSigned by:

By: Michael Yurkowsky

04CA07B82B4C452...

Michael W. Yurkowsky,
Chairman of the Board